

Mail Stop 4720

June 14, 2010

Robert L. Trinka
Chairman, President and Chief Executive Officer
Phyhealth Corporation
700 South Royal Poinciana Boulevard
Suite 506
Miami, Florida 33166

> **Re: Phyhealth Corporation**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed May 17, 2010**
> **File No. 333-163076**

Dear Mr. Trinka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note your response to our prior comment 3 and reissue the comment. The information in the registration fee table is still not yet reconciled with the information in the first page of your prospectus. The fee table only relates to the registration of common stock, while the first page of your prospectus indicates that you are registering shares of common stock, Series A Preferred Convertible shares and Series B Preferred Convertible shares. If your fee table is correct and

you are only registering shares of common stock, please revise the information in the first page of your prospectus to clarify that fact. On the other hand, if the information in the first page of your prospectus is right and you are also registering Preferred Convertible shares, then each security (for example, shares of common stock, shares of common stock underlying options, Series A Preferred Convertible shares and Series B Preferred Convertible shares) needs to be identified in a separate line of the fee table.

Prospectus Cover Page

2. We note your response to our prior comment 7 and reissue the comment. We were unable to find where you revised your disclosure to indicate that following the spin-off PHYH will have no business, assets or liabilities, other that the equity interest in the newly spun-off Phyhealth. Please revise your disclosure accordingly.

3. We note your response to our prior comment 8. Please delete the first sentence in the second paragraph that indicates that after the spin-off PHYH will be an independent, publicly traded company.

4. We note our prior comment 9 and reissue the comment. It does not appear that any revisions were made in response to this comment. Please delete the reference to the $10,000,000 offering or, in the alternative, clarify that such offering would need to be registered using a separate registration statement rather than a post-effective amendment.

Prospectus Summary, page 4

5. We note our prior comment 12 and reissue the comment. It does not appear that any revisions were made discussing how fractional shares will be treated in connection with the 1 for 50 spin-off. Please revise your disclosure in the prospectus summary and in more detail in "The Spin-Off" section.

6. We note our prior comment 13 and reissue the comment. It does not appear that you have included a summary of the risk factors in the prospectus summary section. Please revise accordingly.

7. We note our prior comment 14 and reissue the comment. It does not appear that you have included a summary of the reasons for the spin-off in your prospectus summary section. Please revise accordingly.

Risk Factors, page 9
General

8. We note our prior comment 15 and reissue the comment. Please delete the sentences "[a]dditional risks and uncertainties not currently known to Phyhealth

or PHYH, or risks that currently are deemed immaterial may also impair our business" and "[t]he following are representative of those risks.   Such summary is not intended to be exhaustive of risks that are or may become relevant." It is not appropriate to refer to risks that are not described.

Separation Agreement May Limit Phyhealth's Competitive Potential…, page 9

9. We note our prior comment 17 and reissue the comment. Please identify the agreements that Phyhealth has entered into in connection with the spin-off that may require Phyhealth's business to be conducted differently than previously conducted. Please provide the nature of these agreements and specify how they may require Phyhealth's business to be conducted differently.

Separate But Overlapping, At Least Initially…, page 11

10. Please revise the heading for this risk factor so that it clearly describes the nature of the risk.

While unlikely, the market value of a share of Phyhealth common stock…, page 12

11. We note our prior comment 20 and reissue the comment. Please delete the words "While unlikely." It is not appropriate to include mitigating language in your risk factor.

Any substantial sale of stock by existing shareholders could depress…, page 20

12. We note our prior comment 23 and reissue the comment. Please delete the reference to PHYH becoming a reporting company. PHYH will not become a reporting company by means of this registration statement. Please revise your disclosure to clarify.

The Spin-Off, page 19
Impact on price/market capitalization, page 19

13. We note our prior comment 25 and reissue the comment. Please revise your paragraph to disclose that there is no guarantee that the stock price of Phyhealth will be enhanced.

14. We note our prior comment 26 and reissue the comment. Please delete your parenthetical reference to management's belief that the stock price will be enhanced "perhaps by a factor of 50."

15. We note our prior comment 27 and reissue the comment. Please delete the statement that as a result of the restructuring PHYH shareholders will have greater value in the operations of Phyhealth. At most, shareholders will see the per share price of the stock increase, but they will also own a significantly smaller number

of shares. Nevertheless, there is no guarantee that the price of the Phyhealth shares will be enhanced.

16. We note our prior comment 28 and reissue the comment. You state that PHYH will be a publicly reporting and trading company. PHYH will not become a publicly reporting company because of the effectiveness of this registration statement filed by Phyhealth. Please revise your disclosure.

Other Considerations, page 22

17. We note our prior comment 31 and reissue the comment. Please expand your description of the potential risks and consequences of the spin-off. This section should be just as prominent as the description of the benefits of the spin-off.

The Spin-off of Phyhealth, page 22

18. We note our prior comment 32 and reissue the comment. We note the last sentence in the first paragraph of this section. That sentence appears to state that for every one share of PHYH held on the spin-off date, the holder will receive one share of Phyhealth common or preferred stock. This is inconsistent with the pro-rata distribution describe elsewhere. Please revise to eliminate the apparent inconsistency.

Related Party Transactions, page 25

19. We note our prior comment 34 and reissue the comment. Please delete your reference to "prospective investors" and "subscribing for Shares," as this registration statement is intended for existing shareholders of PHYH only.

20. Please expand your disclosure to describe in this section all related party transactions with PHYH, Nutmeg, Richard and Randall Goulding.

Experienced Management Team, page 40

21. We note our prior comment 47 and reissue the comment. Please delete the language starting with ", AND THERE CAN BE NO ASSURANCE THAT INVESTORS IN THIS OFFERING…" all the way through the end of that paragraph. This prospectus is providing information to holders of PHYH who will be issued Phyhealth shares, and it is not an offering document seeking new investors.

Key Corporate Management, page 40

22. We note our prior comment 48 and reissue the comment in part. Item 401(e) of Regulation S-K requires for each director and executive officer disclosure of each person's principal occupation and employment during the past five years, and the

names and principal business of any corporation or other organization in which such occupations and employment were carried on. Please revise your disclosure in order to clearly identify the required information for the past five years. In addition, as required under 401(e), please briefly discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director, in light of your business and structure.

Executive Compensation, page 41

23. We note our prior comment 49 and reissue the comment in part. Please revise your compensation disclosure so it provides the tabular disclosure required by Item 402 of Regulation S-K.

24. Notwithstanding that the targets were not reached, please revise your disclosure to quantify the revenue and EBITDA targets established for salary increases and the gross revenue, revenue growth and net income targets established for annual incentive bonuses for the prior year that are provided for in the employment agreements.

Security Ownership By Beneficial Owners and Management, page 42

25. We note our prior comment 50. Despite your response, we note that the table now appearing on page 42 has not been deleted. Please delete the table appearing on page 42 as it does not appear to provide all the information required by Item 403 of Regulation S-K and is repetitive of the information starting on page 48.

Selected Financial Data, page 43

26. Please refer to footnote 1 to Common and Common Equivalent Shares Outstanding. Please revise to disclose PHYH's historical net loss per share and weighted average number of common shares outstanding for each period presented. Present pro forma net loss per share data only for the latest fiscal year and interim period pursuant to Rule 8-05 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 44
Year ended December 31, 2009 compared to Year ended December 31, 2008, page 44

27. Please refer to your discussion of consulting and professional fees. Revise your disclosure to clarify that that the subsequent amendment was a pre-effective amendment and not a post effective amendment.

Security Ownership of Certain Beneficial Owners and Management, page 48

28. We note our prior comment 53 and reissue the comment. You disclose that the information provided is based on "filings made under the Exchange Act by or on behalf of" the shareholders. Since PHYH is not a reporting company, it is not clear why your disclosure refers to filings made under the Exchange Act. Please revise.

29. We note our prior comment 54 and reissue the comment. Please revise your beneficial ownership table to identify the natural persons that have sole or shared voting or investment power over the security holders that are not natural persons.

Preferred Stock of Phyhealth, page 53

30. We note our prior comment 56 and reissue the comment. Please expand your disclosure to describe the material terms of your Series A and Series B preferred stock.

Financial Statements
General

31. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 8-08 of Regulation S-X.

Physicians Healthcare Management Group, Inc.
Consolidated Financial Statements, page F-11
Notes to Consolidated Financial Statements, page F-19
Note 3. Acquisition of Phyhealth Underwriters, Goodwill and Other Assets, page F-25

32. Based on your response to comment 59 it appears that the cost of the assets acquired were not allocated based on their relative fair value. Please tell us how your allocation of cost complies with ASC 805-50-30-3. In your response explain to us how you determined the fair value of Underwriters, each asset purchased or liability assumed, and the non-controlling interest in the transaction using the measurement guidance in ASC 820, including the specific valuation method used and related assumptions. Also, explain to us how you complied with ASC 805-10-25-10, a business combination achieved in stages. In addition, tell us if you considered whether any intangible assets existed that were not previously recorded in Underwriter's financial statements such as the long-term management agreement with Physhield. Refer to ASC 805-20-25-4.

33. Please refer to your response to comment 59 regarding the intercompany assets considered to be acquired assets. In accordance with ASC 805-20-25-2, please explain to us how the assets acquired totaling $230,156 and the corresponding liabilities due to PHMG from Underwriters meets the definition of an asset or liability under FAS CON 6.

34. Please reconcile the assets included purchase price allocation disclosed on page F-26 with the liabilities included in the goodwill calculation disclosed on page F-27. Also the purchase of Underwriters' stock, net of cash received, disclosed on page F-40 appears to be inconsistent with the amount disclosed on page F-27. Please tell us why the amounts are different and revise your disclosure to eliminate all inconsistencies.

Phyhealth Underwriters, Inc.

Financial Statements, page F-41

Note 3. Memorandum of Understanding and Subsequent Addendum, page F-50

35. Please expand your disclosure to clarify the amount and type of each receivable/payable recorded as due from or due to related parties at December 31, 2008. Please provide us with a schedule of the activity in these accounts from January 1, 2009 to February 27, 2009 that agrees with the amounts disclosed on page F-27.

Pro Forma Consolidated Financial Information, page F-54
Pro Forma Consolidated Balance Sheet at December 31, 2009, page F-55

36. Total pro forma assets do not agree with total pro forma liabilities and equity. It appears that the line item non-marketable equity securities should be included in the pro forma balance sheet of Phyhealth. Please revise.

Exhibits, page 60

37. Please file a copy of your agreement with Palumbo & Associates as an exhibit to this filing.

38. Please file the agreement to purchase stock of Underwriters and certain assets of the joint venture partner for $590,000 as an exhibit to this filing.

Signatures, page 62

39. We note our prior comment 66 and reissue the comment. Please include the signature of your controller or principal accounting officer.

*   *   *

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Dan Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Carl N. Duncan, Esq.
        Carl N. Duncan, Esq., LLC
        5718 Tanglewood Drive
        Bethesda, Maryland 20817